Exhibit 99.2

ProQR Announces Results for the Fourth Quarter and Full Year 2015

LEIDEN, the Netherlands, February 17, 2016 — ProQR Therapeutics N.V. (Nasdaq:PRQR), a company dedicated to changing lives through the creation of transformative RNA medicines for the treatment of severe genetic diseases including cystic fibrosis (CF) and Leber’s congenital amaurosis (LCA), today announced results for the fourth quarter and full year 2015.

“2015 was a year of execution for ProQR. From the inception of ProQR in 2012, we had been working towards taking QR-010 into the clinic and in 2015 we started two global clinical studies”, said Daniel de Boer, Chief Executive Officer of ProQR. “During 2015, we have further executed on our strategy to build ProQR into a global company with multiple programs that include QR-110 for LCA patients moving into development and the advancement of our discovery programs in several severe genetic disorders. With the opening of our U.S. office in Palo Alto, the growing talent in our organization, now at 125 ProQRians, and the pipeline of potential new product candidates we look forward to an exciting 2016”.

Financial Highlights

At December 31, 2015, ProQR held cash and cash equivalents of €94.9 million, compared to €112.7 million at December 31, 2014. The decrease in cash was driven by operating expenses, partially offset by receipt of grants and foreign currency gains. Net cash used in operating activities during the three month period and full year ended December 31, 2015 was €6.8 million and €24.2 million respectively, compared to €5.0 million and €14.5 million for the same period last year.

Other income increased to €3.2 million for the year ended December 31, 2015 from €0.3 million in 2014 and comprised income related to grants. For the full year ended 2015, other income increased due to the €6.0 million grant from the European Commission (EC) under the Horizon 2020 program to finance the clinical development of QR-010.

Research and development costs increased to €6.5 million for the quarter ended December 31, 2015 from €3.3 million for the same period in 2014. Research and development costs for the year ended December 31, 2015 were €23.4 million, compared to €10.3 million for the same period in 2014. The increase was primarily driven by the start of our clinical studies, expansion of our toxicology studies, increased investments in our other research programs and the overall growth in the Company.

General and administrative costs remained at €2.0 million for the quarter ended December 31, 2015 as it was for the same period in 2014. General and administrative costs for the year ended December 31, 2015 were €6.8 million, compared to €6.5 million for the same period in 2014.

Net result for the three month period ended December 31, 2015 was a €6.1 million loss or €0.26 per share, compared to a €2.0 million loss or €0.09 per share for the same period in 2014. Net loss for the year ended December 31, 2015 was €20.8 million or €0.89 per share, compared to €12.1 million, or €1.09 per share for the same period ended December 31, 2014. For further financial information for the period ending December 31, 2015, please refer to the financial statements appearing at the end of this release.

Corporate Highlights in 2015

•	In 2015, just three and-a-half years after its inception, ProQR started two global clinical studies of QR-010, a novel investigational RNA therapeutic designed to repair the genetic mutation in the mRNA of CF patients due to the ΔF508 mutation. The first study called PQ-010-001 is a global Phase 1b clinical study that is a randomized, double-blind, placebo-controlled, 28-day study being conducted in approximately 20 centers worldwide. This first-in-human study is evaluating the safety, tolerability and pharmacokinetics of single and multiple ascending doses of inhaled QR-010 in 64 CF patients homozygous (carrying two copies) for the ΔF508 mutation. As exploratory efficacy endpoints this study is also assessing sweat chloride, weight gain, CFQ-R Respiratory Symptom Score and lung function, measured by FEV1. The study is not powered for statistical significance on these exploratory endpoints. The second study called PQ-010-002 is a proof-of-concept study evaluating the effect of QR-010 on an important measurement of CFTR function, the nasal potential difference (NPD). This proof-of-concept study is a case-controlled, open label 28-day study being conducted in 5 specialized centers in the US and Europe. The study plans to enroll 16 CF patients, 8 homozygous (carrying two copies) for the ΔF508 mutation and 8 compound heterozygous (one copy of the ΔF508 plus one other CF disease causing mutation) with the option to enroll an additional 16. The NPD assay selectively measures the activity of the impaired CFTR protein in the nasal epithelium in CF patients. Restoration of NPD to normal levels will demonstrate an important proof of the effect of QR-010 on CFTR function, a benefit that has already been demonstrated in a mouse model with the ΔF508 mutation. Both study PQ-010-001 and PQ-010-002 are actively enrolling patients and top-line results for both studies are expected mid to late 2016.

•	During the North American Cystic Fibrosis Conference (NACFC) in October, ProQR presented encouraging pre-clinical data that shows QR-010 is stable in CF mucus, transits through the mucus in a clinically meaningful time, is absorbed systemically after inhalation, and is stable in the presence of commonly used inhaled medications (dornase alfa (Pulmozyme®), fluticasone and salbutamol). In vitro, QR-010 was demonstrated to be stable in CF sputum and diffuse easily through in vitro CF mucus models. Using a mouse model with CF-like lung phenotype, it was shown that after inhalation, QR-010 is absorbed systemically and is delivered to extra pulmonary organs that are also compromised in CF.

•	ProQR progressed QR-110, its second molecule, into preclinical development for the indication of Leber’s congenital amaurosis (LCA) due to the p.Cys998X mutation in the CEP290 gene. LCA is a rare disease without any known treatment and is the most common cause of genetic blindness in childhood. QR-110 is an RNA oligonucleotide designed to repair the p.Cys998X mutation in the CEP290 mRNA in LCA patients. Preclinical data will be presented at the Association for Research in Vision and Ophthalmology (ARVO) conference in May 2016. The company is moving this program through pre-clinical development towards clinical studies in 2016.

•	Over 2015, ProQR grew its in house discovery group, strengthening its RNA technologies and patent portfolio. ProQR announced that future programs amongst many others may include RNA based oligonucleotides for the treatment of dystrophic epidermolysis bullosa, Usher syndrome, Fuchs endothelial corneal dystrophy (FECD), Huntington’s disease, Friedreich’s ataxia, and Alzheimer’s disease. ProQR will host an R&D Day for investors on March 14, 2016 in New York City and will highlight the efforts across the therapeutic areas of pulmonology, ophthalmology, dermatology, and neurology.

•	In 2015 the company and its academic partners received a grant from the European Union under the Horizon 2020 program. The maximum amount of €6.0 million was granted to support the clinical development of QR-010. ProQR also received additional tranches totaling €1.6 million under the Innovation credit program or “Innovatiekrediet” by the Dutch government, through its agency RVO (previously: “AgentschapNL”) of the Ministry of Economic Affairs, for the cystic fibrosis development program.

•	ProQR strengthened its Supervisory Board with the appointment of Paul Baart in June 2015. He is also the new Chair of the Audit Committee. Paul was a former member of the Global Board at Price Waterhouse Cooper International and is a renowned expert in accounting and finance.

•	ProQR opened an office in Palo Alto, California. This provides ProQR the opportunity to build the company on a global scale.

Subsequent events

•	James Shannon, MD has been nominated to serve as a full member of the Supervisory Board, to be appointed at the 2016 Annual General Shareholders Meeting. James brings significant experience to the Supervisory Board through his extensive career in drug development and pharma. From 2012 until his retirement in 2015, James was Chief Medical Officer at GlaxoSmithKline. Prior to that he was Global Head of Pharma Development at Novartis and Senior Vice-President, Clinical Development at Sterling Winthrop Pharmaceuticals. He held board positions at companies including Biotie, Circassia, Crucell, Endocyte, MannKind and Cerimon Pharmaceuticals. He received his undergraduate and postgraduate degrees at Queen’s University of Belfast and is a Member of the Royal College of Physicians (UK). The company believes James’ broad knowledge and expertise will be of significant value to the Supervisory Board.

About QR-010

QR-010 is a first-in-class RNA-based oligonucleotide designed to address the underlying cause of the disease by repairing the mRNA defect encoded by the ΔF508 mutation in the CFTR gene of CF patients. The ΔF508 mutation is a deletion of three of the coding base pairs, or nucleotides, in the CFTR gene, which results in the production of a misfolded CFTR protein that does not function normally. QR-010 is designed to bind to the defective CFTR mRNA and guide the insertion of the three missing nucleotides, thus repairing the mRNA and subsequently producing wild-type, or normal CFTR protein. QR-010 is designed to be self-administered through a small, handheld aerosol delivery device, or nebulizer, in the form of a mist inhaled into the lungs. We believe this method could allow maximum exposure of QR-010 to the primary target organ, the lung, as well as significant exposure to other affected organs through systemic absorption into the blood. QR-010 has been granted orphan drug designation in the United States and the European Union. The QR-010 project has received funding from the European Union’s Horizon 2020 research and innovation programme under grant agreement No 633545.

About QR-110

QR-110 is a first-in-class oligonucleotide, designed to address the underlying cause of Leber’s congenital amaurosis due to the p.Cys998X mutation in the CEP290 gene. The p.Cys998X mutation is a substitution of one nucleotide in the pre-mRNA that leads to aberrant splicing of the mRNA and non-functional protein. QR-110 is designed to restore wild-type CEP290 mRNA leading to the production of wild-type CEP290 protein by binding to the mutated location in the pre-mRNA causing normal splicing of the pre-mRNA. QR-110 is intended to be administered through intravitreal injections in the eye.

2015 Annual Reports

The consolidated statement of financial position of ProQR Therapeutics N.V. as of December 31, 2015 and December 31, 2014, the consolidated statements of comprehensive loss for the years and the three month periods ended December 31, 2015 and 2014, the related consolidated statement of changes in equity for the years ended December 31 ,2015 and 2014 and the consolidated statements of cash flows for years and three months periods ended December 31, 2015 and 2014 as presented in this press release are unaudited. ProQR Therapeutics N.V. will publish its 2015 Annual Report on Form 20-F, Statutory Annual Report, and Compensation Report later in Q1 2015. The reports will be published on our website at www.proqr.com.

About ProQR

ProQR Therapeutics is dedicated to changing lives through the creation of transformative RNA medicines for the treatment of severe orphan diseases such as cystic fibrosis and Leber’s congenital amaurosis. Based on our unique proprietary RNA repair platform technologies we are growing our pipeline with patients and loved ones in mind. Since 2012.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “goal,” “intend,” “look forward to”, “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions. Forward-looking statements are based on management’s beliefs and assumptions and on information available to management only as of the date of this press release. These forward-looking statements include, but are not limited to, statements regarding QR-010 and QR-110, statements regarding our ongoing and planned discovery and development of existing and future product candidates, statements regarding the expected timing of results from our clinical studies, and statements regarding the appointment Dr. Shannon to our Supervisory Board. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including, without limitation, risks associated with our clinical development activities, manufacturing processes and facilities, regulatory oversight, product commercialization, intellectual property claims, and the risks, uncertainties and other factors in our filings made with the Securities and Exchange Commission, including certain sections of our annual report filed on Form 20-F. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future.

Contact:

Sariette Witte

Investor Relations

T: +1 213 261 8891

ir@proqr.com

PROQR THERAPEUTICS N.V.

Unaudited Condensed Consolidated Statement of Financial Position

	December 31, 2015	December 31, 2014
	€1,000	€1,000
Assets
Current assets
Cash and cash equivalents	94,865	112,736
Prepayments and other receivables	1,948	735
Social securities and other taxes	956	426
Total current assets	97,769	113,897
Property, plant and equipment	2,199	1,187
Intangible assets	141	163
Total assets	100,109	115,247
Liabilities and shareholders’ equity
Current liabilities
Finance lease liabilities	15	34
Trade payables	885	1,247
Social securities and other taxes	235	341
Pension premiums	16	127
Deferred income	144	—
Other current liabilities	4,191	1,265
Total current liabilities	5,486	3,014
Finance lease liabilities	—	15
Borrowings	4,824	2,814
Total liabilities	10,310	5,843
Shareholders’ equity
Shareholders’ equity	89,799	109,404
Total liabilities and shareholders’ equity	100,109	115,247

PROQR THERAPEUTICS N.V.

Unaudited Condensed Consolidated Statement of Profit or Loss and OCI

(€ in thousands, except share and per share data)

	Three month period ended December 31,		Year ended December 31,
	2015	2014	2015	2014
	€1,000	€1,000	€1,000	€1,000
Other income	958	309	3,235	313
Research and development costs	(6,494)	(3,273)	(23,401)	(10,267)
General and administrative costs	(1,999)	(1,997)	(6,837)	(6,507)

Total operating costs	(8,493)	(5,270)	(30,238)	(16,774)

Operating result	(7,535)	(4,961)	(27,003)	(16,461)
Finance income and expense	1,409	2,924	6,171	4,334
Result before corporate income taxes	(6,126)	(2,037)	(20,832)	(12,127)
Income taxes	—	—	—	—

Net loss attributable to equity holders of the Company	(6,126)	(2,037)	(20,832)	(12,127)
Other comprehensive income	1	—	1	—
Total comprehensive loss (attributable to equity holders of the Company)	(6,125)	(2,037)	(20,831)	(12,127)

Share information
Weighted average number of shares outstanding[1]	23,345,860	23,338,154	23,343,262	11,082,801
Earnings per share attributable to the equity holders of the Company (expressed in Euro per share)
Basic loss per share[1]	(0.26)	(0.09)	(0.89)	(1.09)
Diluted loss per share[1]	(0.26)	(0.09)	(0.89)	(1.09)

1.	For the periods presented in these financial statements, the potential exercise of share options and the conversion of preferred shares into ordinary shares in 2014 are not included in the diluted earnings per share calculation as the Company was loss-making in all periods. Due to the anti-dilutive nature of the outstanding options, basic and diluted earnings per share are equal.

PROQR THERAPEUTICS N.V.

Unaudited Condensed Consolidated Statement of Changes in Equity

	Number of shares	Total Share Capital	Share Premium	Equity Settled Employee Benefit Reserve	Translation Reserve	Accumulated Deficit	Total Equity
		€1,000	€1,000	€1,000		€1,000	€1,000
Balance at January 1, 2014	6,108,152	59	3,482	41	—	(3,671)	(89)
Net loss	—	—	—	—	—	(12,127)	(12,127)
Recognition of share-based payments	—	—	—	646	—	—	646
Shares issued in the period	17,755,515	880	122,291	—	—	—	123,171
Treasury shares issued	(525,513)	(5)	(2,192)	—	—	—	(2,197)

Balance at December 31, 2014	23,338,154	934	123,581	687	—	(15,798)	109,404
Net loss	—	—	—	—	—	(20,832)	(20,832)
Other comprehensive income	—	—	—	—	1	—	1
Recognition of share-based payments	—	—	—	1,212	—	—	1,212
Share options exercised	7,811	0	14	—	—	—	14

Balance at December 31, 2015	23,345,965	934	123,595	1,899	1	(36,630)	89,799

PROQR THERAPEUTICS N.V.

Unaudited Condensed Consolidated Statement of Cash Flows

	Three month period ended December 31,		Year ended December 31,
	2015	2014	2015	2014
	€1,000	€1,000	€1,000	€1,000
Cash flows from operating activities
Net loss	(6,125)	(2,037)	(20,831)	(12,127)
Adjustments for:
— Depreciation	142	61	480	126
— Share-based compensation	293	240	1,212	646
— Financial income and expenses	(1,409)	(2,924)	(6,171)	(4,334)
Changes in working capital	165	(315)	637	1,090

Cash used in operations	(6,934)	(4,975)	(24,673)	(14,599)

Corporate income tax paid	—	—		—
Interest received/(paid)	160	(6)	441	142

Net cash used in operating activities	(6,774)	(4,981)	(24,232)	(14,457)

Cash flow from investing activities
Purchases of intangible assets	—	(124)	(28)	(124)
Purchases of property, plant and equipment	(203)	(515)	(1,296)	(1,109)

Net cash used in investing activities	(203)	(639)	(1,324)	(1,233)

Cash flow from financing activities
Proceeds from issuance of shares, net of transaction costs	—	150	—	118,250 [1]
Proceeds from exercise of share options	0	—	14	—
Proceeds from borrowings	386	—	1,640	1,667
Redemption of financial lease	(7)	(7)	(34)	(34)

Net cash generated by financing activities	379	143	1,620	119,883

Net increase/(decrease) in cash and cash equivalents	(6,598)	(5,477)	(23,936)	104,193
Currency effect cash and cash equivalents	1,451	2,956	6,065	4,414
Cash and cash equivalents, at beginning of the period	100,012	115,257	112,736	4,129

Cash and cash equivalents at the end of the period	94,865	112,736	94,865	112,736

1.	Net of non-cash conversion of convertible loan.